UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

TEXAS PACIFIC LAND CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88262P102

(CUSIP Number)

Jay Kesslen

c/o Horizon Kinetics LLC

470 Park Avenue South

New York, NY 10016

646-867-1176

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Horizon Kinetics Asset Management LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,287,085
	8	Shared Voting Power
	9	Sole Dispositive Power 1,287,085
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,085
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.77%
14	Type of Reporting Person IA

1	Name of Reporting Persons Horizon Kinetics LLC [1]
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 1,287,085
	8	Shared Voting Power
	9	Sole Dispositive Power 1,287,085
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,085
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.77%
14	Type of Reporting Person IA

1 Horizon Kinetics LLC ("Horizon") may be deemed to beneficially own the 1,287,085 Shares beneficially owned by Horizon Kinetics Asset Management LLC.  Horizon has not entered into any separate transactions in the Shares following the filing of Amendment No. 4 other than those listed below under Schedule A by Horizon Kinetics Asset Management.

1	Name of Reporting Persons Murray Stahl
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,423
	8	Shared Voting Power 1,287,085
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,085
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.77%
14	Type of Reporting Person IN

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned ("Amendment No. 5"). This Amendment No. 5 amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 12, 2021, as amended by Amendment No. 1 filed with the SEC on February 2, 2022, and Amendment No. 2 filed with the SEC on January 27, 2023 (as amended, the "Schedule 13D"), Amendment No. 3 filed with the SEC on July 29, 2023, and Amendment No. 4 filed with the SEC on December 5, 2023.

ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock ("Shares") of Texas Pacific Land Corporation ("TPL"). The address of TPL's principal executive office is 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND

(a)  This Schedule 13D is being filed by:

(i) Horizon Kinetics Asset Management LLC, a Delaware limited liability company ("Horizon Kinetics Asset Management") and a wholly owned subsidiary of Horizon Kinetics LLC, a Delaware limited liability company ("Horizon"), with respect to the Shares directly and beneficially owned by it;

(ii) Horizon (together with Horizon Kinetics Asset Management and collectively with their affiliates, "Horizon Kinetics"), with respect to the Shares directly and beneficially owned by it; and

(iii) Murray Stahl, with respect to the Shares directly and beneficially owned by him.

Each of the foregoing is referred to as a "Horizon Reporting Person" and collectively as the "Horizon Reporting Persons."

Each of the Horizon Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Horizon Reporting Persons are hereby filing a joint Schedule 13D/A.

(b) The Horizon Reporting Persons maintain a principal business address of 470 Park Avenue South, New York, New York 10016.

(c) Horizon Kinetics, through its registered investment adviser, Horizon Kinetics Asset Management, acts as a discretionary investment manager on behalf of its clients, who maintain beneficial interest in TPL. In addition, Horizon Kinetics and its principals maintain ownership of TPL by virtue of investments in certain accounts, including proprietary accounts. Mr. Stahl is Horizon Kinetics' Chief Executive Officer, Chairman of the Board and co-founder and serves as Chief Investment Officer.

(d) No Horizon Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Horizon Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Stahl is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to include the following:

Horizon Kinetics Asset Management used client assets to purchase Shares on behalf of its clients, and its own working capital to purchase Shares for its proprietary accounts, which has included funds deposited by its personnel.

Mr. Stahl has a direct ownership interest in 2,423 Shares, all of which were purchased with personal funds.

Mr. Stahl has an indirect ownership interest in 53,488 Shares. The Shares were purchased with funds from the accounts that purchased such Shares, which includes funds deposited by other investors including Mr. Stahl.

In connection with Mr. Stahl's service on the TPL Board of Directors (the "Board"), Mr. Stahl was awarded restricted stock units representing 219 Shares, of which 80 Shares will vest on January 1, 2025, so long as Mr. Stahl is a director on such date.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated to include the following:

On November 22, 2022, TPL filed a lawsuit in the Delaware Court of Chancery against Horizon, Horizon Kinetics Asset Management, SoftVest Advisors, LLC, a Delaware limited liability company ("SoftVest Advisors"), and SoftVest, L.P. ("SoftVest LP"), a Delaware limited partnership (collectively, the "Defendants"). Trial in this action was held on April 17, 2023, and post-trial oral arguments took place on June 30, 2023.  On December 1, 2023, the Court ruled that the shares held by the Investor Group (as defined in that certain Stockholders' Agreement, dated June 11, 2020, by and among Horizon Kinetics, SoftVest Advisors, SoftVest LP and the other parties thereto (as amended from time to time, the "Stockholders' Agreement")) are deemed voted in favor of Proposal Four, TPL's proposal to increase the number of authorized shares of common stock (the "Share Authorization Proposal") at TPL's 2022 Annual Meeting, under the terms of the Stockholders' Agreement. The Court has deemed the Share Authorization Proposal approved by stockholders.  The Defendants are currently appealing the ruling.

On July 28, 2023, Horizon Kinetics entered into the Agreement (as defined below). The description of the Agreement under Item 6 below is incorporated herein by reference.

The Horizon Reporting Persons, in the ordinary course of business, regularly review their equity interest in TPL and may, from time to time, acquire additional Shares. While the Horizon Reporting Persons have no present intention to dispose of all or any portion of the Shares beneficially owned by them, they may sell Shares from time for a number of reasons, not limited to client requests, regulatory or investment limitations or other reasons. Any such sales of securities of TPL may be in the open market, privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Horizon Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

No Horizon Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Horizon Reporting Persons intend to review their investment in TPL on a continuing basis. Depending on various factors including, without limitation, TPL's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Horizon Reporting Persons may in the future take such actions with respect to their investment in TPL as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with TPL stockholders and others about TPL and the Horizon Reporting Persons' investment, making proposals to TPL concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of TPL, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

Percentages of the Shares outstanding reported are calculated based upon the 7,674,867 Shares outstanding as of October 30, 2023, as reported in TPL's current Form 10-Q for the period ended September 30, 2023, filed by TPL with the SEC on November 1, 2023.

Horizon Kinetics Asset Management

(a) As of the close of business on January 31, 2024, Horizon Kinetics Asset Management beneficially owned 1,287,085 Shares.

 Percentage: Approximately 16.77%

(b)  1.  Sole power to vote or direct vote: 1,287,085

2. Shared power to vote or direct vote:

3. Sole power to dispose or direct the disposition: 1,287,085

4. Shared power to dispose or direct the disposition:

(c) Horizon Kinetics Asset Management's transactions in the Shares following the filing of Amendment No. 5 are set forth in Schedule A and are incorporated herein by reference.

This Schedule 13D does not include approximately 26,353 Shares held personally by senior portfolio managers of Horizon Kinetics.

The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon Kinetics Asset Management with respect to its proprietary accounts.

Horizon

(a) As of the close of business on January 31, 2024, Horizon beneficially owned 1,287,085 Shares. Horizon may be deemed to beneficially own the 1,287,085 Shares beneficially owned directly by Horizon Kinetics Asset Management.

 Percentage: Approximately 16.77%

(b)  1.  Sole power to vote or direct vote: 1,287,085

2. Shared power to vote or direct vote:

3. Sole power to dispose or direct the disposition: 1,287,085

4. Shared power to dispose or direct the disposition:

(c) Horizon's transactions in the Shares following the filing of Amendment No. 5 are set forth in Schedule A and are incorporated herein by reference.

The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts.

Mr. Stahl

(a) As of the close of business on January 31, 2024, Mr. Stahl directly owned 2,423 Shares and beneficially owned approximately 53,488 Shares. As the Chief Executive Officer, Chairman of the Board and Chief Investment Officer of Horizon Kinetics, Mr. Stahl may be deemed to beneficially own the 1,287,085 Shares beneficially owned directly by Horizon Kinetics Asset Management.

 Percentage: Approximately 16.77%

(b)  1.  Sole power to vote or direct vote: 2,423

2. Shared power to vote or direct vote: 1,287,085

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) Mr. Stahl's transactions in the Shares following the filing of Amendment No. 5 are set forth in Schedule A and are incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated to include the following:

Cooperation Agreement

On July 28, 2023, Horizon Kinetics entered into a Cooperation Agreement (the "Agreement") by and among TPL, on the one hand, and Horizon, Horizon Kinetics Asset Management, SoftVest Advisors and SoftVest LP (together with SoftVest Advisors and Eric Oliver, the "SoftVest Parties") (collectively, the "Investor Group"), on the other hand.

Pursuant to the terms of the Agreement, the Investor Group has agreed, and for so long as Mr. Stahl or Mr. Oliver serves on the Board, TPL, on the one hand, and the Horizon Reporting Persons and the SoftVest Parties, on the other hand, have agreed not to disparage each other. Additionally, for as long as Mr. Stahl or Mr. Oliver serves on the Board, neither the Investor Group nor Messrs. Stahl and Oliver shall nominate or recommend for nomination a person for election at any Stockholder Meeting at which directors are to be elected, encourage or participate in any solicitation of proxies with respect to directors, submit or be a proponent of any stockholder proposal for consideration at any Stockholder Meeting, encourage or participate in any "withhold" or similar campaign with respect to any Stockholder Meeting.  The Investor Group is not bound by any voting commitments under the Agreement.

Notwithstanding the terms therein, nothing in the Agreement prohibits (i) Mr. Stahl or Mr. Oliver from suggesting or proposing any action whatsoever in any meeting of the Board or (ii) Mr. Stahl or Mr. Oliver from disclosing their or the Investor Group's vote as stockholders with respect to any stockholder meeting. Furthermore, notwithstanding anything to the contrary contained in the Agreement, nothing shall prohibit any party to the Agreement or its representatives from making any statements in response to the pending decision of, or any post-trial opinion entered in connection with the litigation in the Delaware Court of Chancery captioned Texas Pacific Land Corp. v. Horizon Kinetics LLC, No. 2022-1066-JTL (Del. Ch.).

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference.

Joint Filing Agreement

On July 31, 2023, the Horizon Reporting Persons entered into the Joint Filing Agreement. Pursuant to the terms of the Joint Filing Agreement, the parties thereto have agreed to file this 13D/A and any subsequent amendments on their behalf.

The foregoing description of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.2 and incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

99.1	Cooperation Agreement, dated as of July 28, 2023 by and among Texas Pacific Land Corporation, Horizon Kinetics LLC, Horizon Kinetics Asset Management LLC, SoftVest Advisors, LLC and SoftVest, L.P.

99.2	Joint Filing Agreement, dated as of July 31, 2023, by and among Horizon Kinetics Asset Management LLC, Horizon Kinetics LLC and Murray Stahl.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2024	/s/ Jay Kesslen
Jay Kesslen General Counsel Horizon Kinetics LLC Horizon Kinetics Asset Management LLC

/s/ Murray Stahl
Murray Stahl

SCHEDULE A

Transactions in Shares During the Past
Sixty (60) Days

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Share Price
Horizon Kinetics Asset Management LLC (1)	12/1/2023	BUY	21	1746.30
Horizon Kinetics Asset Management LLC (1)	12/1/2023	SALE	90	1746.28
Horizon Kinetics Asset Management LLC (1)	12/4/2023	BUY	32	1642.80
Horizon Kinetics Asset Management LLC (1)	12/4/2023	SALE	1092	1605.38
Horizon Kinetics Asset Management LLC (1)	12/5/2023	BUY	66	1488.47
Horizon Kinetics Asset Management LLC (1)	12/5/2023	SALE	1310	1514.49
Horizon Kinetics Asset Management LLC (1)	12/6/2023	BUY	41	1485.68
Horizon Kinetics Asset Management LLC (1)	12/6/2023	SALE	1418	1486.39
Horizon Kinetics Asset Management LLC (1)	12/7/2023	BUY	58	1516.52
Horizon Kinetics Asset Management LLC (1)	12/7/2023	SALE	1400	1514.72
Horizon Kinetics Asset Management LLC (1)	12/8/2023	BUY	24	1546.08
Horizon Kinetics Asset Management LLC (1)	12/8/2023	SALE	1400	1536.14

Horizon Kinetics Asset Management LLC (1)	12/11/2023	BUY	61	1555.15
Horizon Kinetics Asset Management LLC (1)	12/11/2023	SALE	1418	1553.47
Horizon Kinetics Asset Management LLC (1)	12/12/2023	BUY	21	1545.71
Horizon Kinetics Asset Management LLC (1)	12/12/2023	SALE	1410	1530.28
Horizon Kinetics Asset Management LLC (1)	12/13/2023	BUY	20	1574.41
Horizon Kinetics Asset Management LLC (1)	12/13/2023	SALE	1400	1561.87
Horizon Kinetics Asset Management LLC (1)	12/14/2023	BUY	43	1603.95
Horizon Kinetics Asset Management LLC (1)	12/14/2023	SALE	1400	1602.75
Horizon Kinetics Asset Management LLC (1)	12/15/2023	BUY	72.76	1584.32
Horizon Kinetics Asset Management LLC (1)	12/15/2023	SALE	1454	1593.07
Horizon Kinetics Asset Management LLC (1)	12/18/2023	BUY	80	1604.49
Horizon Kinetics Asset Management LLC (1)	12/18/2023	SALE	220	1605.64
Horizon Kinetics Asset Management LLC (1)	12/19/2023	BUY	25	1627.37
Horizon Kinetics Asset Management LLC (1)	12/19/2023	SALE	1400	1607.26
Horizon Kinetics Asset Management LLC (1)	12/20/2023	BUY	35	1613.69

Horizon Kinetics Asset Management LLC (1)	12/20/2023	SALE	1400	1637.99
Horizon Kinetics Asset Management LLC (1)	12/21/2023	BUY	69	1607.27
Horizon Kinetics Asset Management LLC (1)	12/21/2023	SALE	1400	1602.69
Horizon Kinetics Asset Management LLC (1)	12/22/2023	BUY	30	1618.17
Horizon Kinetics Asset Management LLC (1)	12/22/2023	SALE	1400	1617.20
Horizon Kinetics Asset Management LLC (1)	12/26/2023	BUY	58	1629.96
Horizon Kinetics Asset Management LLC (1)	12/26/2023	SALE	600	1623.40
Horizon Kinetics Asset Management LLC (1)	12/27/2023	BUY	25	1637.03
Horizon Kinetics Asset Management LLC (1)	12/27/2023	SALE	200	1637.03
Horizon Kinetics Asset Management LLC (1)	12/28/2023	BUY	29	1599.94
Horizon Kinetics Asset Management LLC (1)	12/28/2023	SALE	256	1598.12
Horizon Kinetics Asset Management LLC (1)	12/29/2023	BUY	25	1572.45
Horizon Kinetics Asset Management LLC (1)	12/29/2023	SALE	256	1572.45
Horizon Kinetics Asset Management LLC (1)	1/2/2024	BUY	61	1606.16
Horizon Kinetics Asset Management LLC (1)	1/2/2024	SALE	549	1604.69

Horizon Kinetics Asset Management LLC (1)	1/3/2024	BUY	27	1595.94
Horizon Kinetics Asset Management LLC (1)	1/3/2024	SALE	544	1595.58
Horizon Kinetics Asset Management LLC (1)	1/4/2024	BUY	28	1552.93
Horizon Kinetics Asset Management LLC (1)	1/4/2024	SALE	564	1550.50
Horizon Kinetics Asset Management LLC (1)	1/5/2024	BUY	30	1556.66
Horizon Kinetics Asset Management LLC (1)	1/5/2024	SALE	544	1555.25
Horizon Kinetics Asset Management LLC (1)	1/8/2024	BUY	49	1541.02
Horizon Kinetics Asset Management LLC (1)	1/8/2024	SALE	1344	1533.09
Horizon Kinetics Asset Management LLC (1)	1/9/2024	BUY	28	1532.39
Horizon Kinetics Asset Management LLC (1)	1/9/2024	SALE	1364	1531.06
Horizon Kinetics Asset Management LLC (1)	1/10/2024	BUY	31	1512.74
Horizon Kinetics Asset Management LLC (1)	1/10/2024	SALE	1344	1505.36
Horizon Kinetics Asset Management LLC (1)	1/11/2024	BUY	31	1511.52
Horizon Kinetics Asset Management LLC (1)	1/11/2024	SALE	1344	1508.51
Horizon Kinetics Asset Management LLC (1)	1/12/2024	BUY	25	1531.22

Horizon Kinetics Asset Management LLC (1)	1/12/2024	SALE	1208	1524.28
Horizon Kinetics Asset Management LLC (1)	1/16/2024	BUY	55	1475.61
Horizon Kinetics Asset Management LLC (1)	1/16/2024	SALE	436	1475.14
Horizon Kinetics Asset Management LLC (1)	1/17/2024	BUY	29	1474.72
Horizon Kinetics Asset Management LLC (1)	1/17/2024	SALE	436	1471.40
Horizon Kinetics Asset Management LLC (1)	1/18/2024	BUY	26	1484.00
Horizon Kinetics Asset Management LLC (1)	1/18/2024	SALE	1822	1465.46
Horizon Kinetics Asset Management LLC (1)	1/19/2024	BUY	25	1487.66
Horizon Kinetics Asset Management LLC (1)	1/19/2024	SALE	436	1487.66
Horizon Kinetics Asset Management LLC (1)	1/22/2024	BUY	52	1489.19
Horizon Kinetics Asset Management LLC (1)	1/22/2024	SALE	670	1487.70
Horizon Kinetics Asset Management LLC (1)	1/23/2024	BUY	25	1490.86
Horizon Kinetics Asset Management LLC (1)	1/23/2024	SALE	263	1490.85
Horizon Kinetics Asset Management LLC (1)	1/24/2024	BUY	34	1507.02
Horizon Kinetics Asset Management LLC (1)	1/24/2024	SALE	256	1505.49

Horizon Kinetics Asset Management LLC (1)	1/25/2024	BUY	26	1494.32
Horizon Kinetics Asset Management LLC (1)	1/25/2024	SALE	364	1494.42
Horizon Kinetics Asset Management LLC (1)	1/26/2024	BUY	27	1489.33
Horizon Kinetics Asset Management LLC (1)	1/26/2024	SALE	148	1488.69
Horizon Kinetics Asset Management LLC (1)	1/29/2024	BUY	53	1520.85
Horizon Kinetics Asset Management LLC (1)	1/29/2024	SALE	256	1520.85
Horizon Kinetics Asset Management LLC (1)	1/30/2024	BUY	28	1504.88
Horizon Kinetics Asset Management LLC (1)	1/30/2024	SALE	256	1503.91
Horizon Kinetics Asset Management LLC (1)	1/31/2024	BUY	27	1463.38
Horizon Kinetics Asset Management LLC (1)	1/31/2024	SALE	1493	1467.63

(1) Horizon Kinetics LLC ("Horizon") may be deemed to beneficially own the 1,287,085 Shares beneficially owned directly by Horizon Kinetics Asset Management LLC.

[Horizon has not entered into any transactions in the Shares following the filing of Amendment No. 4.]